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                               July 27, 2023

       Min Luo
       Chief Executive Officer
       Qudian Inc.
       Tower A, AVIC Zijin Plaza
       Siming District, Xiamen
       Fujian Province 361000,
       People   s Republic of China

                                                        Re: Qudian Inc.
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 001-38230

       Dear Min Luo:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 137

   1. We note your statements that none of your directors or officers are representatives of any government entity in
the PRC and none of the shareholders that beneficially own 10% or more of your total
outstanding ordinary shares are controlled by any government entity in the PRC in connection
with your required submission under paragraph (a). Please
                                                        supplementally describe
any materials that were reviewed and tell us whether you relied upon any legal opinions
or third party certifications such as affidavits as the basis for your submission. In your
response, please provide a similarly detailed discussion of the materials reviewed and
legal opinions or third party certifications relied upon in
                                                        connection with the
required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you
 Min Luo
Qudian Inc.
July 27, 2023
Page 2
      have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note your statement that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC, which you define on page 1 of your Form 20-F as excluding Taiwan, Hong Kong and Macao. We also note that your list of significant subsidiaries and consolidated variable interest entities in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that
      Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3), (b)(4) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Austin Pattan at (202) 551-6756 or Jennifer Thompson at
(202) 551-
3737 with any other questions.



                                                            Sincerely,
FirstName LastNameMin Luo
                                                            Division of
Corporation Finance
Comapany NameQudian Inc.
                                                            Disclosure Review
Program
July 27, 2023 Page 2
cc:       Yi Gao
FirstName LastName